ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5c(3) under the
Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51033

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Astoria Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

344A Willis Avenue
(No. and Street)

Mineola	NY	11501C
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carolyn C Carty	631-224-9578	ccarty@optonline.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Sutton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Astoria Capital Markets, Inc. _____, as of 12/31 _____, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _John Sutton_

Title: PRESIDENT

Notary Public

Emmanuel Anagnostou



EMMANUEL ANAGNOSTOU
Notary Public, State of Ohio
My Commission Expires
APR 13 2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- □ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- □ (d) Statement of cash flows.
- □ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- □ (g) Notes to consolidated financial statements.
- □ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- □ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- □ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- □ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Astoria Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Astoria Capital Markets, Inc. (Astoria Capital Markets, Inc.) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Astoria Capital Markets, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Astoria Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Astoria Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Astoria Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Astoria Capital Markets, Inc.'s auditor since 2023.

Celeste, Texas
February 16, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$ 294,654
Fees Receivable	85,495
TOTAL ASSETS	$ 380,149

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued expenses and other liabilities	$ 11,980

STOCKHOLDERS' EQUITY

Common stock, par value $1.00 per share;
  authorized 2,000 shares; 85 issued and outstanding

	$ 85	
Additional paid-in-capital	45,915	
Retained earnings	333,169	
Treasury stock, at cost,15 shares	(11,000)	
TOTAL STOCKHOLDERS' EQUITY		368,169
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 380,149

See accompanying notes.

ASTORIA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2023

---

1. ORGANIZATION AND NATURE OF BUSINESS

Astoria Capital Markets, Inc. (the "Company") was organized in March 1998 as a Delaware corporation. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates an electronic order management system to facilitate its customers' order management of exchange listed and over-the-counter securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S, generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fees Receivable

Fees receivables balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the company's assessment of relevant collectability factors. In accordance with *ASC 326 Financial Instruments – Current Expected Credit Losses ("CECL")*. This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience, credit quality, terms, balances, current and projected economic conditions, and other relevant collectability matters.

The Company's evaluation determined that an allowance for doubtful accounts was not required as of December 31, 2023.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from contracts with customers includes fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes fee income from customers' use of its securities order management system when earned, meaning that the Company has completed its performance obligations as stated in the customer agreement, as well as that substantially all the income recorded is likely to be collected. Fee income is generally computed on a per share basis for customer trades placed through the company's electronic order management system. The Company's performance obligations are considered satisfied and fee income earned on the securities trade date and customers are billed at each month-end.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders.

The Company is subject to certain state and local income taxes.

Treasury Stock

Treasury stock is accounted for using the cost method.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023 the Company had net capital of $282,673 which was $277,673 in excess if its net capital Requirement of $5,000. The Company's net capital ratio was 0.04 to 1.

CONCENTRATION OF CREDIT RISK

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. at December 31, 2023, cash held in excess of the FDIC insurance totaled $44,653.

CONCENTRATION OF REVENUE

Two customers represented 75% of revenues for the year ended December 31, 2023 as follows: 51%, and 24%. These two customers represented 79% of Fees receivable at December 31, 2023 as follows: 55% and 24% respectively.

CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

RELATED PARTY TRANSACTIONS

The Company and Sutton Consulting Group, Inc, ("SCG") are under common control. The existence of that control creates operating results and financial position different than if the entities were autonomous.

The Company has an agreement with SCG for the usage of SCG's Happy Trader Order Management System. For the year ended December 31, 2023, the System usage fees totaled $857,000, which included the System's operating, maintenance, repairs, and customer costs.

The Company also has an expense sharing agreement with SCG, under which the Company reimburses SCG for its share of telephone, rent and utilities costs. Amounts reimbursed under this agreement totaled $7,252 for the year ended December 31, 2023.

There were no amounts due to or due from SCG as of December 31, 2023.

7. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 16, 2024, the date the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in the report or would be required to be recognized in the financial statements as of December 31, 2023.